

October 24, 2013

Via E-Mail
Bassil I. Dahiyat, Ph.D.
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, California 91016

> **Re:** **Xencor, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2013**
> **File No. 333-191689**

Dear Dr. Dahiyat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Methods Used to Determine Enterprise Value, page 64

1. Your revised disclosure in response to prior comment 14 describes the two methods used to determine enterprise value at December 31, 2012, June 26, 2013 and August 15, 2013. Please revise your disclosure to clarify how you used these two methods to determine one enterprise value at each valuation date.

Business, page 76

2. Please revise the table on pages 2 and 76, and its introductory language, as follows:

- Clarify which of the programs in the table are your proprietary programs, which are partnered product development programs, and which are your technology license programs, and explain what you mean by each of these categories.

- If those candidates identified as "partnered product development programs" are those covered by the collaboration agreements described under "Strategic Alliances and Commercial Agreements," beginning on page 98, conform your terminology in these two sections, and elsewhere as appropriate, to clarify that fact.

- If the technology license programs are such that you are not engaged in and do not control the development of the product and you do not share in a significant portion of such product's revenue stream, remove them from the table, as these programs would not appear to constitute a material element of your product development pipeline. If any technology license program is material, please disclose the name of the program in the table, and expand your disclosure in the Business section to include a brief description of such program, including:

  o the name of the product candidate;
  o the specific indication(s) for which the product candidate is being developed;
  o the status of such clinical or preclinical development; and
  o any material patents owned or licensed by you covering the technology underlying such program, to the extent not already disclosed.

Strategic Alliances and Commercial Agreements
Collaboration and Option Agreement with Amgen, page 98

3. We note your response to our prior comment 19. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with Amgen to specify the amount of the option exercise fee.

Collaboration Agreement with Boehringer Ingelheim, page 100

4. We note your response to our prior comment 21. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with BI to specify the amount of technology access fee payable in the event you pursue the products without BI.

Option and License Agreement with Alexion, page 101

5. We note your response to our prior comment 22. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with Alexion to specify:

    • The amount of the extension fee;
    • The amount of the option fee; and
    • The amount of the annual fee.

Development and Manufacturing Services Agreement with Catalent, page 102

6. We note your response to our prior comment 23. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with Alexion to specify the material terms of your options to license Catalent's technology, including:

    • The amount of the upfront fee;
    • The amount of the annual license fee; and
    • The duration of the potential license(s).

Technology Licenses, page 102

7. We note your response to our prior comment 24. Please revise your prospectus to include a description in the Business section of the material terms of each material licensing agreement underlying any of technology license programs remaining in the table pursuant to comment 2 above, including:

    • the amount of any license fee;
    • the aggregate milestone payments under each such license, as set forth on page F-14;
    • any other material rights and obligations of the parties; and
    • the duration and termination provisions of such agreement.

    Please file a copy of each such agreement as an exhibit to your registration statement.

    In addition, we note your disclosure on page F-14 that the combined aggregate milestones for the BI, Janssen and CSL agreements total $52 million. However, you state on page 103 that you may receive up to $166.5 million in aggregate milestone payments under these agreements plus the Merck agreement. If these amounts are correct, and you are eligible to receive up to $114.5 million in milestone payments under the Merck agreement, please include the Merck agreement in the material agreements described and filed as requested in the preceding paragraph. Otherwise, please revise the discussion in the Business section of the aggregated amounts of fees and milestone payments under your licensing agreements to reconcile these amounts.

Financial Statements
Notes to Financial Statements
1. Summary of Significant Accounting Policies
Collaborative Research and Licensing Agreements, page F-10

8. Please expand your disclosure in response to prior comment 27 to disclose the factors that management considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2d. This comment also applies to your disclosure of new agreements in the interim financial statements.

Notes to Financial Statements (unaudited)
3. Series A-1 Preferred Stock Financing and Note Conversion Agreement, page F-36

9. Your revised disclosure in response to prior comment 31 does not appear to adequately discuss the business purpose surrounding the conversion of all of the outstanding shares of Preferred Series A-E to Series A-1 preferred as well as the conversion of certain of the Series A-1 to Series A-2 preferred shares. You disclose that the series of events were "negotiated aspects of and conditions to the initial closing of the sale of additional Series A-1 convertible preferred stock." However you also disclose that the conversions were pursuant to an amended and restated certificate of incorporation. Please revise your disclosure to discuss the sequence of events, the business purpose of each, that lead to the series of transactions that resulted in a deemed contribution to equity of $140.6 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Kenneth J. Rollins, Esq.
        Cooley LLP
        1333 2nd Street, Suite 400
        Santa Monica, California 90401